Exhibit 99.k

P R E S S     R E L E A S E

Autoliv Signs Revolving Credit Facility

(Stockholm, April 18, 2011) — Autoliv, Inc. (NYSE: ALV and SSE: ALIV) – the worldwide leader in automotive safety – has entered into a new $1.1 billion multi-currency revolving credit facility agreement with a group of 14 banks. The facility has a five-year maturity, with extension options for up to two more years. The new agreement is for general corporate purposes - including the refinancing of our existing $1.1 billion syndicated facility, which matures in November 2012.

Autoliv is pleased to announce that the refinancing of its core $1,100-million credit facility has been successfully closed, with a significant oversubscription from new and existing lenders.

The active bookrunners, co-ordinators and mandated lead arrangers are Mizuho, Nordea and SEB. The other bookrunning mandated lead arrangers are BTMU, ING and Société Générale. The lead arrangers are DnB Nor, HSBC, JP Morgan and Morgan Stanley. The arrangers are Bank of China, Danske Bank, Deutsche Bank and Northern Trust. The banking group reflects Autoliv’s strengthened position in Asia with four Asian banks participating.

Hannes Wadell, Autoliv’s Treasurer, commented: “We are very pleased with the great success of this transaction, which achieved a 100% hit rate in syndication with existing and several new lenders, demonstrating the confidence that the credit market has in our company”. “Our financial performance, evidenced by our strong investment grade credit rating, continues to pay-off for us” added Mats Wallin, CFO of Autoliv.

This financial commitment does not have any financial covenants, i.e. performance-related restrictions, as with all of the existing principal debt arrangements of Autoliv, Inc.

The entire documentation will be filed with SEC at www.sec.gov.

Inquiries:

Mats Wallin, CFO and Vice President of Finance, Autoliv Inc.	Tel. +46 8 587 20 619
Hannes Wadell, Treasurer, Autoliv Inc.	Tel. +46 8 587 20 655

About Autoliv

Autoliv Inc., the worldwide leader in automotive safety systems, develops and manufactures automotive safety systems for all major automotive manufacturers in the world. Together with its joint ventures, Autoliv has 80 facilities with more than 43,000 employees in 29 countries. In addition, the Company has ten technical centers in nine countries around the world, with 21 test tracks, more than any other automotive safety supplier. Sales in 2010 grew to by 40% to nearly US $7.2 billion. The Company’s shares are listed on the New York Stock Exchange (NYSE: ALV) and its Swedish Depository Receipts on the OMX Nordic Exchange in Stockholm (ALIV sdb). For more information about Autoliv, please visit our company website at www.autoliv.com

Autoliv Inc.	Autoliv Inc. c/o Autoliv Electronics
Klarabergsviadukten 70, Sec. E	26545 American Drive
P. O. Box 703 81, SE-107 24 Stockholm, Sweden	Southfield, MI 48034, USA
Tel +46 (8) 58 72 06 23, Fax +46 (8) 24 44 93	Tel +1 248 475 0427, eFax +1 801 625 6672
e-mail: mats.odman@autoliv.com	e-mail: ray.pekar@autoliv.com

P R E S S     R E L E A S E

Safe Harbour

This report contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). All such statements are based upon our current expectations, various assumptions, and data available from third parties and apply only as of the date of this report. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that forward-looking statements will materialize or prove to be correct as these assumptions are inherently subject to risks and uncertainties such as without limitation, changes in general industry and market conditions, changes in and the successful execution of cost reduction initiatives and market reaction thereto, increased competition, changes in consumer preferences for end products, customer losses, consolidations or restructuring, divestiture of customer brands, fluctuation in vehicle production schedules for which the Company is a supplier, continued uncertainty in program awards and performance, costs or difficulties related to the integration of any new or acquired businesses or technologies, pricing negotiations with customers, product liability, warranty and recall claims and other litigations and customer reactions thereto, possible adverse results of pending or future litigation or infringement claims, legislative or regulatory changes, tax assessments, dependence on customers and suppliers, as well as the risks identified in Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010. Except for the Company’s ongoing obligation to disclose information under the U.S. federal securities laws, the Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information or future events. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the PSLRA.

Autoliv Inc.	Autoliv Inc. c/o Autoliv Electronics
Klarabergsviadukten 70, Sec. E	26545 American Drive
P. O. Box 703 81, SE-107 24 Stockholm, Sweden	Southfield, MI 48034, USA
Tel +46 (8) 58 72 06 23, Fax +46 (8) 24 44 93	Tel +1 248 475 0427, eFax +1 801 625 6672
e-mail: mats.odman@autoliv.com	e-mail: ray.pekar@autoliv.com